SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CERTIFICATE

MINUTES OF THE 1055TH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 33300346767/CNPJ n° 00001180/0001-26

It is hereby certified, for due purposes, that the 1054th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") was convened at 10:00 p.m. on the 27th day of March of the year two thousand and twenty-five, as called by the Chairman of the Board of Directors, by means of electronic mail, pursuant to Article 25, paragraph 4, of the Company's Bylaws. The meeting took place through an electronic correspondence, pursuant to items 8.2 and 8.2.1 of the Internal Regulations of the Board of Directors. Directors VICENTE FALCONI CAMPOS (VFC) assumed the presidency of the work. Also participating in the meeting were the Board Member and Vice-Chairman of the Board of Directors FELIPE VILLELA DIAS (FVD) and the Board Members ANA SILVIA CORSO MATTE (ASM), DANIEL ALVES FERREIRA (DAF), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL). There was no record of absence. In compliance with the provisions of article 163, paragraph 3, of Law No. 6,404/76, the material, which is filed at the Company's headquarters, was also made available to the Company's Fiscal Councilors. The council was secretariated by the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ).

INSTRUCTION: The support material was made available to the Board Members through the Governance Portal.

QUORUMS FOR INSTALLATION AND RESOLUTION: The resolutions of this meeting must take place in the presence of the majority of its members, and its resolutions are taken by the majority of those present (article 25, caput, Bylaws), except in cases of qualified quorum (article 26, Bylaws). Quorum for installation: nine members, in compliance with the minimum quorum for installation of five members. Minimum quorum for taking resolutions: five members, except in cases where there is an explicit record of a change in the quorum of those present at the time of the resolution. The prior declaration of conflict of interest by the Board Member and/or its momentary absence result in its removal for the purposes of calculating the minimum quorum for resolution.

AGENDA: Incorporation of Eletropar.

Eletrobras' Board of Directors analyzed the proposal of the Executive Board to approve the call for the Ordinary and Extraordinary General Meeting ("OEGM"), contemplating the following items on the agenda related to the merger of Eletropar:

a)	Ratify the appointment of Pricewaterhousecoopers Auditores Independentes Ltda. (PwC) as the appraisal company responsible for preparing the appraisal report on the value of the accounting equity of Eletrobras Participações S.A. ("Eletropar Accounting Appraisal Report" and "Eletropar", respectively);
c)	Approve the Eletropar Accounting Appraisal Report;
d)	To ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. ("EY") as the appraisal company responsible for the preparation of the appraisal report, for the purposes of Article 264 of the Brazilian Corporation Law, of the Company ("Appraisal Report of Article 264 Eletrobras") and of Eletropar ("Appraisal Report of Art. 264 Eletropar");
e)	To approve the Appraisal Report of Article 264 Eletrobras and the Appraisal Report of Art. 264 Eletropar;
f)	To approve the Protocol and Justification for the Merger of the Company, entered into between the Company's executive officers and Eletropar's executive officers, which establishes the terms and conditions of the merger of Eletropar by the Company ("Merger" and "Protocol and Justification", respectively);
g)	Approve the Incorporation, under the terms of the Protocol and Justification;
h)	To approve the amendment to the Company's Bylaws to amend the caput of Article 4 of the Company's Bylaws, due to the increase in the Company's capital stock resulting from the Merger; and
i)	To authorize Eletrobras' managers to perform all acts necessary for the implementation of the Merger ("Merger"), pursuant to Board of Executive Resolution RES-134, of 03.27.2025.

RESOLUTION: DEL 049, of 03.27.2025. Incorporation of Eletropar. RES 134, of 03.27.2025. The terms of the Merger, reflected in the Protocol and Justification, as well as the call for the Annual and Extraordinary Shareholders' Meeting of Eletrobras and all items included in the respective agenda, were approved by the unanimous vote of the Board of Directors present, and with the prior advice of the Company's competent governance bodies, as applicable. under the terms proposed by the Executive Board through RES-134/2025.

Closing and drafting: It is hereby recorded that the material pertaining to the items resolved at this Board of Directors Meeting is on file at the Company's headquarters. This material was also fully made available to the Company's Fiscal Council and is on file at the Company's headquarters. There being no further business to discuss DEL-049/2025, the President of the VFC concluded the related work and ordered the Secretary of Governance to draw up the minutes.

This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Secretary of Governance of Eletrobras.

Rio de Janeiro, March 27, 2025.

FERNANDO KHOURY FRANCISCO JUNIOR

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.